PROSPECTUS SUPPLEMENT NO. 4	Filed Pursuant to Rule 424(b)(7)
(To Prospectus dated May 10, 2007 as supplemented and amended by prospectus supplement no. 1 dated June 13, 2007,
prospectus supplement no. 2 dated July 17, 2007 and
prospectus supplement no. 3 dated August 24, 2007)	Registration Statement No. 333-142820

Lexington Realty Trust
17,823,195 Common Shares of Beneficial Interest
This prospectus supplement no. 4 supplements and amends the prospectus dated May 10, 2007 (as supplemented and amended to date) relating to the resale from time to time of common shares that we may issue to holders of The Lexington Master Limited Partnership’s 5.45% Exchangeable Guaranteed Notes due 2027, which we refer to as the notes, named in the prospectus dated May 10, 2007, as amended and supplemented to date upon the exchange or redemption of the notes.

This prospectus supplement should be read in conjunction with, is qualified by reference to, and must be accompanied by, the prospectus dated May 10, 2007, as supplemented or amended to date, except to the extent that the information in this prospectus supplement supersedes any information contained in those documents.

Our common shares are listed on the New York Stock Exchange under the symbol “LXP”. On September 25, 2007, the last reported sale price of our common shares on the New York Stock Exchange was $20.58 per share.

Investing in our common shares involves risks. See “Risk Factors” referred to on page 5 of the prospectus dated May 10, 2007, as well as in the documents incorporated by reference into the prospectus, before investing in our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is September 27, 2007.

SELLING SHAREHOLDERS
The information appearing in the table below supplements and supersedes the information with respect to such selling shareholders in the table appearing under the heading “Selling Shareholders” in the prospectus dated May 10, 2007, as previously supplemented. The information is based solely on information provided to us by or on behalf of the selling shareholders on or prior to September 26, 2007 in Selling Security Holder Notices and Questionnaires. The number of common shares, shown in the table below, issuable upon the exchange or redemption of the notes, assumes exchange of the full amount of notes held by each selling shareholder at the initial exchange rate of 39.6071 shares of our common shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share, even though we are required to pay the first $1,000 of exchange value in cash. The exchange rate is subject to adjustment in certain events. The selling shareholders may offer all, some or none of the common shares which we may issue upon the exchange or redemption of the notes. Because the selling shareholders may offer all or some portion of such common shares, we cannot estimate the number of common shares that will be held by the selling shareholders upon termination of any of these sales. In addition, the selling shareholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or common shares since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.
Selling Shareholder	Number of Shares Beneficially Owned Prior to the Offering(1)(2)	Percentage of Shares Beneficially Owned Prior to the Offering(3)	Number of Shares Offered Pursuant to this Prospectus	Number of Shares Beneficially Owned After the Offering(4)	Percentage of Shares Beneficially Owned After the Offering(3)
Bear, Stearns & Co. Inc. (5)	452,746	*	396,071	56,675	*
Barclays Capital Securities Limited	495,089	*	495,089	0	*
Lehman Brothers Inc. (6)	178,232	*	178,232	0	*
Polygon Global Opportuities Master Fund (7)	396,071	*	396,071	0	*

*    Less than one percent
(1)	Based on information available to us as of September 26, 2007 in Selling Security Holder Notices and Questionnaires delivered by the selling shareholders.
(2)
The number of common shares issuable upon the exchange or redemption of the notes assumes exchange of the full amount of notes held by each selling shareholder at the initial exchange rate of 39.6071 shares of our common shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share, even though we are required to pay the first $1,000 of exchange value in cash. The exchange rate is subject to adjustment in certain events.

(3)	Based on a total of 64,073,954 shares of our common stock outstanding as of September 25, 2007.
(4)	Assumes the selling shareholder sells all of its common shares offered pursuant to this prospectus.
(5)
Michael Lloyd, Senior Managing Director, exercises voting and/or dispositive powers with respect to these securities. In December 2004 and January 2005, Bear Stearns & Co. served as sole lead manager for public offerings of our $155,000,000 liquidation preference 6.50% Series C Cumulative Convertible Preferred Stock (“Series C Preferred Shares”). In January and March 2007, Bear Stearns & Co. served as joint book-running manager for our private offerings of an aggregate $450,000,000 original principal amount of the notes. Bear Stearns & Co. and its affiliates have performed various financial advisory and investment banking services for us from time to time. Bear Stearns & Co. and its affiliates have received customary fees and commissions for these transactions. An affiliate of Bear, Stearns & Co. is a party to a master repurchase agreement with a subsidiary of Concord Debt Holdings LLC, the Lexington Master Limited Partnership’s joint venture with Winthrop Realty Trust. Bear Stearns & Co. has reported (i) a short position in our common shares of 203,300 as of September 5, 2007 and (ii) a short position in our 7.55% Series D Cumulative Redeemable Preferred Stock of 81,300 shares as of September 5, 2007. As of August 14, 2007, an affiliate of Bear Stearns & Co. held an additional $9,500,000 original principal 5.45% Exchangeable Guaranteed Notes due 2027. Carl D. Glickman, an independent director of The Bear Stearns Companies, is Lead Trustee and the Chairman of the Executive Committee of our Board of Trustees.

(6)	In January and March 2007, Lehman Brothers Inc. served as joint-book running manager for our private offerings of an aggregate $450,000,000 original principal amount of the notes.
(7)
Polygon Investment Partners LLP, Polygon Investment Partners LP, and Polygon Investment Partners HK Limited (the "Investment Managers"), Polygon Investments Ltd. (the "Manager"), Alexander Jackson, Reade Griffith and Paddy Dear share voting and dispositive power of the securities held by Polygon Global Opportunities Master Fund (the "Master Fund").  The Investment Managers, the Manager, Alexander Jackson, Reade Griffith and Paddy Dear disclaim beneficial ownership of the securities held by the Master Fund.